FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 25, 2026

Commission File Number: 0-30852

GRUPO FINANCIERO GALICIA S.A.
(the “Registrant”)

Galicia Financial Group S.A.
(translation of Registrant’s name into English)

Tte. Gral. Juan D. Perón 430, 25th Floor
(CP1038AAJ) Buenos Aires, Argentina
(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.
August, 2026	Press Release regarding the Financial Results of the Registrant for the Second Quarter of the 2026 Fiscal Year that ended June 30, 2026.	99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)

Date: August 25, 2026	By:	/s/ Fabian Kon
Name: Fabian Kon
Title: Chief Executive Officer